VIRYANET LTD.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

VIRYANET LTD.

(Translation of registrant’s name into English)

5 Kiryat Hamada Street

Science Based Industries Campus

P.O. Box 23052, Har Hotzvim

Jerusalem 91230, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached is the Company’s Press Release dated March 17, 2005, entitled “ViryaNet to Restate Financial Results”

VIRYANET LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: March 17, 2005	By:	/s/ ALBERT A. GABRIELLI
	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer

VIRYANET LTD.

Exhibit Index

Exhibit No.	Description
99.1	Press release issued by the Company dated March 17, 2005, entitled “ViryaNet to Restate Financial Results”

EXHIBIT 99.1

VIRYANET LTD.

FOR IMMEDIATE RELEASE

Contacts:
Albert Gabrielli	Jack McAvoy

ViryaNet	ViryaNet

508-490-8600, ext 3038	508-490-8600, ext 3090

VIRYANET TO RESTATE FINANCIAL RESULTS

Southborough, Mass. — March 17, 2005 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced that it is restating its financial statements for fiscal years 2000 through 2003 to reflect revised revenue recognition treatment for certain software license transactions entered into during this period.

The restatement results from a review initiated by the company and assisted by its auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in connection with the company’s filing of a registration statement on Form F-3 with the US Securities and Exchange Commission.

Originally, the revenue from these transactions had been recognized at the time of delivery for the software. As part of this review, the company and its auditors concluded that, in hindsight, the company should have recognized revenue from these transactions based on the payment due dates, or, if collectibility was not deemed probable at the time of the transaction, when cash payment was received.

As a result of the review, the company and its auditors determined that, in hindsight, the company should restate the financial statements as follows:

For 2003, revenue is increased by approximately $0.3 million, from $11.7 million to $12.0 million. As a result, the net loss in 2003 is decreased by $0.3 million, from $1.9 million (as previously restated in the company’s press release on December 9, 2004) to $1.6 million.

For 2002, revenue is increased by approximately $3.6 million, from $8.2 million (as previously restated) to $11.8 million. The net loss in 2002 is reduced by $4.9 million, from $10.8 million (as previously restated) to $5.9 million. The decrease in the net loss includes a reversal of provisions for doubtful accounts of approximately $1.4 million recorded in 2002 related to two customer transactions entered into during 2001. The provision for doubtful accounts was reversed, in retrospect, due to the revised revenue recognition treatment, as revenue related to these two transactions should not have been recognized until payment was due or cash was collected.

VIRYANET LTD.

For 2001, revenue is reduced by approximately $3.2 million, from $18.5 million (as previously restated) to $15.3 million. As a result, the net loss in 2001 is increased by $3.2 million, from $15.5 million (as previously restated) to $18.7 million.

For 2000, revenue is reduced by approximately $2.5 million, from $27.1 million to $24.6 million. As a result, the net loss in 2000 is increased by $2.5 million, from $26.8 million to $29.3 million.

The restatement will not change the total cash flow from operating activities for the years ended December 31, 2000, December 31, 2001, December 31, 2002, and December 31, 2003. The restatement will affect the company’s balance sheets for these periods as follows:

•	In 2003, trade receivables are reduced by approximately $0.5 million, from $2.3 million to $1.8 million, and shareholders’ equity is reduced by approximately $0.5 million, from $3.3 million to $2.8 million.

•	In 2002, trade receivables are reduced by approximately $0.8 million, from $1.7 million to $0.9 million, and shareholders’ equity is reduced by approximately $0.8 million, from $0.2 million (as previously restated) to ($0.6) million.

•	In 2001, trade receivables are reduced by approximately $5.7 million, from $8.1 million to $2.4 million, and shareholders’ equity is reduced by approximately $5.7 million, from $7.7 million to $2.0 million.

•	In 2000, trade receivables are reduced by approximately $2.6 million, from $6.2 million to $3.6 million, and shareholders’ equity is reduced by approximately $2.6 million, from $23.2 million to $20.6 million.

The company intends to file an amended Form 20-F/A that will contain the restated financial statements reflecting the above changes.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and

VIRYANET LTD.

operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated April 9, 2004, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.